                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             REPUBLIC BANCORP, INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   760281 204
                                 (CUSIP Number)


                                  July 23, 1998
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 760281 204


(1)      Names of Reporting Persons.................................Scott Trager

         I.R.S. Identification Nos. of
         Above Persons (entities only)..............................

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions)..........................(a) [ ]
                                                     (b) [ ]

(3)      SEC Use Only................................

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION...............................U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (5)      Sole Voting Power................................133,822.7<F1>
         (6)      Shared Voting Power..............................7,413,838<F2>
         (7)      Sole Dispositive Power...........................133,822.7<F1>
         (8)      Shared Dispositive Power.........................7,413,838<F2>

(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person......................7,547,660.7<F1><F2>

(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)...........................................[ ]

(11)     Percent of Class Represented
         by Amount in Row 9                                                47.8%

(12)     Type of Reporting Person (See
         Instructions)........................................................IN
---------
         <F1>Includes 21,222 shares of Class B Common Stock of the Issuer (which is convertible into Class A Common Stock on a one share for one share basis) held by the reporting person.
         <F2>Includes 5,903,612 shares of Class A Common Stock held of record by
Teebank Family Limited Partnership ("Teebank"), 763,984 shares of Class B Common Stock held of record by Teebank, 620,784 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership ("Jaytee"), and 119,694 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner of Teebank and Jaytee. The reporting person shares voting and investment power over the shares held of record by Teebank and Jaytee with Bernard M. Trager, Steven E. Trager and Sheldon Gilman, as trustee. Also includes 4,804 shares of Class A Common Stock and 960 shares of Class B Common Stock held by a family trust of which the reporting person is a co-trustee and a beneficiary.

                                EXPLANATORY NOTE:

         The purpose of this Amendment is to correct the number of shares of Class A Common Stock of the Issuer reported as being beneficially owned by Mr. Scott Trager in his Schedule 13G filed on February 11, 1999. Mr. Trager inadvertently omitted from his previously reported beneficial ownership totals 12,370.7 shares of Class A common Stock (including 980 shares of Class B common stock of the Issuer which are convertible into Class A Common Stock on a one share for one share basis), which are held in the Issuer's Section 401(k) plan.

ITEM 1(a).  NAME OF ISSUER:

         Republic Bancorp, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         601 West Market Street
         Louisville, Kentucky  40202


ITEM 2(a).  NAME OF PERSON FILING:

         Scott Trager


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

         601 West Market Street
         Louisville, Kentucky  40202


ITEM 2(c).  CITIZENSHIP:

         U.S.


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         Class A Common Stock, no par value per share


ITEM 2(e).  CUSIP NUMBER:

         760281 204

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)      [ ] Bank as defined  in Section  3(a)(6) of the Act (15 U.S.C.
                  78c).

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [  ]  An  investment   adviser  in  accordance   with  Section
                  240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. [ ]


ITEM 4.   OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: Scott Trager is the beneficial owner of 7,547,660.7 shares of Class A Common Stock of Republic Bancorp, Inc.<F1><F2>

         (b) Percent of Class: Scott Trager is the beneficial owner of 47.8% of the Class A Common Stock of Republic Bancorp, Inc.

         (c) Number of shares as to which the person has:

             (i)  Sole power to vote or to direct the vote

                           133,822.7<F1>


             (ii) Shared power to vote or to direct the vote

                           7,413,838<F2>


            (iii) Sole power to dispose or to direct the disposition of

                           133,822.7<F1>


             (iv) Shared power to dispose or to direct the disposition of

                           7,413,838<F1><F2>

Instruction.  For computations regarding securities which represent  a right  to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

------------
         <F1>Includes 21,222 shares of Class B Common Stock of the Issuer (which is convertible into Class A Common Stock on a one share for one share basis) held by the reporting person.
         <F2>Includes 5,903,612 shares of Class A Common Stock held of record by
Teebank, 763,984 shares of Class B Common Stock held of record by Teebank, 620,784 shares of Class A Common Stock held of record by Jaytee, and 119,694 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner of Teebank and Jaytee. The reporting person shares voting and investment power over the shares held of record by Teebank and Jaytee with Bernard M. Trager, Steven E. Trager and Sheldon Gilman, as trustee. Also includes 4,804 shares of Class A Common Stock and 960 shares of Class B Common Stock held by a family trust of which the reporting person is a co-trustee and a beneficiary.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          The reporting person shares voting and investment power over shares of Class A Common Stock and Class B Common Stock held of record by Teebank and Jaytee with Bernard M. Trager, Steven E. Trager and Sheldon Gilman, as trustee (each a beneficial owner of more than five percent of the class), and shares voting and investment power over shares of Class A Common Stock and Class B Common Stock held of record by a family trust with the co-trustee of such trust, and such individuals may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's securities. In addition, Bernard
M. Trager, Steven E. Trager and Sheldon Gilman as trustee, among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer's securities upon distribution of assets from Teebank and Jaytee. Beneficiaries of the family trust discussed above other than the reporting person may possess rights to receive dividends from, or the proceeds from the sale of, prorata interests in the Issuer's securities upon distribution of assets in accordance with the terms of such trust.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.

          If  a  group   has   filed   this   Schedule   pursuant   to   Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                  Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  Not applicable.


ITEM 10. CERTIFICATION.

                  Not applicable.

                                   SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 28, 1999                /S/ SCOTT TRAGER
                                  Scott Trager